April 29, 2013	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Ambit Biosciences Corporation
Registration Statement on Form S-1 (File No. 333-186760)

Dear Mr. Riedler:

This letter is being submitted on behalf of our client, Ambit Biosciences Corporation (the “Company”) following the telephonic discussion between the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Company that occurred on April 25, 2013 with respect to Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), and our letter to the Staff dated April 24, 2013 (the “Prior Response”), each filed by the Company with the Commission on April 25, 2013. We have described in italics below certain topics for which the Staff requested additional information from the Company, followed by the Company’s response to each additional information request. Except where otherwise indication, page references in the text of the responses below correspond to the page numbers in the Registration Statement.

Staff Comments and Company Responses

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Stock-Based Compensation, pages 61 and 62

1. The Staff asked the Company to confirm in writing that no equity awards have been granted during the period from March 31, 2013 through the closing date of the offering.

Response: The Company respectfully advises the Staff that no equity awards have been granted since March 31, 2013 and there is no current plan to grant any equity awards between the date of this letter and the closing date of the offering. If any equity awards are granted prior to the closing date of the offering, the Company will revise the disclosure in the Registration Statement as necessary to disclose such grants.

Notes to Consolidated Financial Statements

2. The Staff requested that the Company provide further analysis, with citations to applicable accounting literature, regarding the Company’s consideration of accounting for a beneficial conversion feature as it relates to (i) the issuance of Series E Preferred Stock at a purchase price of $0.70 per share in October 2012 and (ii) the conversion rate adjustments applied to the other series of the Company’s preferred stock in October 2012.

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April 29, 2013

Response: The Company respectfully advises that Staff that the Series E Preferred Stock issued by the Company in October 2012 contained a conversion option that (a) did not require bifurcation according to Accounting Standards Codification (“ASC”) 815 Derivatives and Hedging, as it was determined that the characteristics of the embedded equity option were consistent with the nature of the “equity-like” host and therefore were considered clearly and closely related, and (b) was not subject to the cash conversion guidance of ASC 470-20, as the conversion feature will only be settled physically in shares. The Company therefore performed an analysis to determine if the Series E Preferred Stock was subject to the beneficial conversion feature guidance, which is included in various sections of ASC 470-20 Accounting for Convertible Instruments (codified from Emerging Issues Task Force (“EITF”) 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”). According to ASC 470-20-20, a beneficial conversion feature is generally defined as “a nondetachable conversion feature that is in the money at the commitment date.” Further, ASC 470-20-25-5 clarifies that:

“An embedded beneficial conversion feature present in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.”

According to ASC 470-20-30-5:

“The effective conversion price based on the proceeds received for or allocated to the convertible instrument shall be used to compute the intrinsic value, if any, of the embedded conversion option. Specifically, an issuer shall do all of the following:

a.	First, allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

b.	Second, apply the guidance beginning in paragraph 470-20-25-4 to the amount allocated to the convertible instrument.

c.	Third, calculate an effective conversion price and use that effective conversion price to measure the intrinsic value, if any, of the embedded conversion option.”

Commitment date

For the purposes of determining the “commitment date”, the Company referenced the guidance of ASC 470-20-30-10, which states that “[t]he commitment date is the date when an agreement has been reached that meets the definition of a firm commitment,” with the definition of a “firm commitment” defined in ASC 470-20-20.

Considering this definition and the fact that the purchase agreement included provisions that made the commitment subject to customary due diligence or shareholder approval, it was concluded that the commitment date did not occur until the Series E Preferred Stock were actually issued.

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April 29, 2013

Allocation of proceeds and effective conversion price

To determine the effective conversion price, a portion of the proceeds received by the Company upon issuance of the Series E Preferred Stock (approximately $34 million) was first allocated to the freestanding warrants issued as part of this transaction. Given that the warrants will subsequently be measured at fair value (as the warrants do not receive the scope exception from derivative accounting, as described in ASC 815-10-15-74(a)), the Company determined that the warrants should receive an allocation of the proceeds based on their absolute (not relative) fair value. This is based on the understanding that the FASB staff and the SEC staff believe that a freestanding instrument issued in a basket transaction should be initially measured at fair value if it is required to be subsequently measured at fair value pursuant to US generally accepted accounting principles (“GAAP”), with the residual proceeds from the transaction allocated to any remaining instruments based on their relative fair values. As such, the warrants were allocated a fair value of approximately $6 million upon issuance, with the remaining $28 million of proceeds allocated to the Series E Preferred Stock.

Proportionately, this allocation resulted in approximately 82 percent ($28 million divided by $34 million) of the face amount of the Series E Preferred Stock issuance remaining, which applied to the stated conversion price of $0.701 resulted in an effective conversion price of approximately $0.58.2

Calculation of intrinsic value and beneficial conversion feature analysis

Having determined the effective conversion price, the Company then compared this to the fair value of the underlying Common Stock as of the commitment date, which was approximately $0.25 per share, and concluded that the conversion feature did not have any intrinsic value (i.e., it was actually out-of-the-money by approximately $0.33). As such, the Company concluded that the Series E Preferred Stock did not contain a beneficial conversion feature and no accounting entry or additional financial statement disclosure was required.

The Company also considered whether the preferred stock were extinguished upon issuing the Series E Preferred Stock and the 100-for-1 preferred stock conversion rate adjustment in October 2012. The accounting for the extinguishment of equity-classified preferred shares is specifically addressed in the accounting literature. What is not addressed is how to determine whether an amendment to an equity-classified preferred share is an extinguishment or a modification, as well as the subsequent accounting for modifications. Extinguishments and modifications may require reflection within the earnings per share calculation as well as have an impact on the balances within equity.

[1]

References to per share amounts in this response are reflected prior to the 1-for-24 reverse stock split of the Common Stock affected by the Company in April 2013. The 1-for-24 reverse stock split in April 2013 adjusted the conversion price of the Series E Preferred Stock to $16.80 per share such that the conversion rate of the Series E Preferred Stock is 1/24th of a share of common stock for each share of Series E Preferred Stock. This adjusted conversion rate is disclosed on page F-31 of the Registration Statement.

[2]	On an as-converted-to-common-stock basis (as adjusted for the 1-for-24 reverse common stock split in April 2013), the stated conversion price of $16.80 resulted in an effective conversion price of approximately $13.92 per share.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

April 29, 2013

The Company initially considered the accounting for the extinguishment of equity-classified preferred stock addressed by Staff guidance included in the Financial Accounting Standards Board (“FASB”) Codification at ASC 260-10-S99-2. Under that guidance, when equity-classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares (i.e., the cash or the fair value of new instruments issued) and (2) the carrying amount of the preferred shares (net of issuance costs) are subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings per share. In addition to the effect on earnings per share, extinguishment accounting will result in adjustments within equity (e.g., deemed dividend for fair value in excess of the carrying amount). The accounting guidance in ASC 260 does not, however, define an extinguishment, particularly in the context of whether amendments to an existing equity-classified preferred share constitute an extinguishment.

The Company noted that ASC 470-504 addresses whether a debt instrument has been significantly modified such that extinguishment accounting is required. If extinguishment accounting is required for debt, the “old debt” is removed from the balance sheet, the “new debt” is recognized at its current fair value and the difference is recorded as a gain or loss on extinguishment. ASC 470-50 also applies to preferred shares that are classified as liabilities. However, comparable guidance for evaluating amendments to equity-classified preferred shares does not exist. The accounting literature does not address how to evaluate whether an amendment to an equity-classified preferred share should be accounted for as an extinguishment (with a corresponding effect on earnings per shares and equity). Therefore, it was deemed appropriate by the Company to develop a reasonable accounting policy to apply in making this evaluation, which considers:

1.	Changes in fair value – impact of amendments to the fair value of the existing preferred stock immediately after the amendment, and the extent to which the fair value after is significantly different than the fair value of the preferred stock before the amendment (similar to the guidance of ASC 470-50-40-10 which discusses both changes in cash flows and the value of embedded conversion options, with a fair value measure deemed to effectively encompass both of these concepts)

2.	Qualitative considerations – amendments that add, delete or significantly change a substantial contractual term or fundamentally changes the nature of the existing preferred stock (including consideration of both the expected economics as well as the business purpose for the amendment).

The Company determined that the amendments to the existing preferred stock upon issuance of the Series E Preferred Stock were ministerial, other than (a) the natural subordination that comes when more senior rounds are executed, (b) delaying the timing of the optional redemption (5-year anniversary now as of the issuance of Series E Preferred Stock) and (c) revision of mandatory conversion or pay-for-play features to correspond to the specific issuance of Series E Preferred Stock (i.e., such concepts existed in previous rounds, but now have been specifically tailored to this issuance so that such provisions continue to apply to future issuances). As part of this analysis, the impact of the 100-for-1 preferred stock conversion rate adjustment in October 2012 was not considered as it did not result in the amendment to any terms of the preferred stock.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

April 29, 2013

From a fair value perspective, the amendments that resulted from the issuance of the Series E Preferred Stock were not viewed by the Company as having a significant impact on the existing preferred stock given that (a) the additional investment from the Series E Preferred Stock was commensurate with their liquidation value, (b) redemption was considered remote given the potential to pursue a public offering and (c) similar pay-for-play provisions and concepts have been in practice at the Company effectively since it’s inception, with only an adjustment to the underlying event. Additionally, and from a qualitative perspective, significant features such as dividend rates and stated liquidation amounts, were not amended. All things considered, based on the Company’s policy of evaluating the fair value change of such amendments and other applicable qualitative factors, it was concluded that this was only a modification and therefore no charge (to retained earnings) was necessary.

Extinguishment accounting is not considered appropriate for the preferred stock; therefore, the Company evaluated the proper accounting for the modification. As with the Company’s analysis above, due to the lack of accounting guidance applicable to such situations, the Company again determined a reasonable policy for recognizing the effects of a modification based on a careful consideration of the facts and circumstances.

Specifically, as the Company’s policy for determining when amendments are so significant that extinguishment has occurred is based on the model for modified debt instruments discussed in ASC 470-50, it was deemed appropriate to apply similar concepts, accounting for changes in preferred stock on a prospective basis (e.g., changing the amortization period and accretion or the dividend rate on a prospective basis). However, as discussed in a previous response, the value of the deemed dividend associated with the modification was considered not material to the financial statements as a whole; therefore, accretion of dividends prospectively or reclassifications to accumulated paid in capital (i.e., for any increase in the fair value of the conversion option) was similarly considered not material to the financial statements as a whole. Further, consistent with the guidance of ASC 470-50-40-16 related to modification or exchange of convertible debt instruments (by analogy), there was no reassessment of the embedded conversion feature to determine if it is beneficial.

3. The Staff requested that the Company provide further analysis, with citations to applicable accounting literature, regarding the Company’s consideration of accounting for a beneficial conversion feature as it relates to the issuance of put shares to GrowthWorks in January 2013 at a purchase price of $0.70 per put share.

Response: The Company respectfully advises the Staff that the issuance of the Series E put shares to GrowthWorks in January 2013 was accounted for in the same manner as all previously issued put shares. Since the put shares derive all of their value from the underlying redeemable convertible shares of the Company, the analysis provided above in response to Comment #2 applies to the Series E put shares and, therefore, the Company similarly determined that no additional charges were necessary with respect to the issuance of the Series E put shares to GrowthWorks.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

April 29, 2013

Response to Comment #6 in Prior Response, pages 7 of 13 and 8 of 13

4. The Staff requested that the Company provide additional clarification regarding the language in the Prior Response related to the following two key events in the first quarter of 2013 that impacted the Company’s PWERM analysis:

•

the Company’s February 2013 meeting with the FDA, which the Company determined was positive with respect to the Company’s current planned development strategy and resulted in the initiation of discussions with the FDA related to the acceptance of two novel surrogate endpoints that could support an accelerated approval of quizartinib based on the results of the Company’s Phase 2 clinical trials; and

•

the Company’s receipt of notification from Astellas that it was terminating its agreement with the Company effective September 2013, following which the Company will own exclusive worldwide rights to quizartinib and any follow-on compounds and will be responsible for all development and commercialization activities and related costs.

Response:

With respect to the first bullet above, the Company advises the Staff that an accelerated approval path for quizartinib (i.e. approval based on Phase 2 clinical trial results) would significantly decrease the amount of funds required to complete the development activities expected to be required for the Company to submit its New Drug Application (“NDA”) to the FDA as well as significantly move forward the date on which the Company could submit such NDA. Please see the Company’s disclosure related to accelerated approval on pages 64, 92 and 107 of the Registration Statement.

With respect to the second bullet above, the Company respectfully advises the Staff that the management of the Company believes that the termination of the Astellas agreement increased the enterprise value of the Company. This belief is based on (a) feedback from members of the Company’s board of directors who are investment professionals with extensive experience in investing in, and valuing, pharmaceutical companies, (b) feedback received from outside investment professionals during “testing the waters” meetings conducted following the public announcement of the termination by Astellas and (c) feedback received from other unsolicited third-party investors who contacted the Company following the public announcement of the termination by Astellas. The consistent feedback that members of the Company’s management have received from the investment community is that the potential value gained by the Company through the reversion of the worldwide rights to quizartinib and any follow-on compounds greatly outweighs the additional near term development and commercialization costs that the Company expects to incur.

5. The Staff requested that the Company provide additional clarification regarding the rationale for the Company’s selection of higher market comparables in the March 31, 2013 valuation.

Response: The Company advises the Staff that during the first quarter of 2013, the Company selected a higher level of comparable transactions as it progressed towards an IPO and achieved certain operational and business milestones, namely a positive meeting with the FDA in February 2013 and the

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

April 29, 2013

termination by Astellas of the collaboration agreement described in the Company’s response to #4 above. Additionally, this information is explained in greater detail on pages 63 and 64 of the Registration Statement.

6. The Staff requested that the Company provide further explain the reference to “pricing risk” mentioned on page 8 of the Prior Response and to clarify that such factor was not included in the March 31, 2013 valuation.

Response: The Company respectfully advises the Staff that the “pricing risk” factor has not been incorporated in the valuation model for the March 31, 2013 valuation of $8.64 per share. As stated in the Prior Response, nearly all of the difference between the March 31, 2013 valuation and the mid-point of the anticipated range is due to the fact that the mid-point of the IPO range does not reflect a possible M&A or liquidation outcome, either of which would reduce the value per share of the Company’s common stock and the mid-point of the IPO range does not reflect a lack of marketability discount described in the Prior Response. The “pricing risk” factor was provided as one explanatory factor regarding the remaining small difference between the fair value of the common stock valued as a private company and the mid-point of the range anticipated to be set forth in the Registration Statement, when next amended by the Company. Notably, even without taking account such “pricing risk” factor, the analysis provided in the Prior Response bridges the difference between the March 31, 2013 value per share to a price per share that is higher than the low-end of the IPO price range.

Notes to Consolidated Financial Statements

7. The Staff requested that the Company provide further analysis, with citations to applicable accounting literature, regarding the Company’s consideration of accounting for a beneficial conversion feature as it relates to the issuance of securities in the second tranche of the Series E Preferred Stock financing.

Response: The Company respectfully advises the staff that the second closing of the Series E Preferred Stock financing has not occurred and is currently anticipated to occur concurrently with the closing of the offering. If the second tranche occurs concurrently with the closing of the offering, as anticipated, the securities issued to the investors in such second tranche closing will be shares of common stock of the Company. If the stock that is issued by the Company in such closing is issued at a price that is other than the offering price, the Company will amend the Registration Statement to include disclosure of the purchase price and to address any deemed dividend related to such securities.

* * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter and the Registration Statement as soon as possible. Please advise us if we can

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April 29, 2013

provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6136.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins, Esq.
Kenneth J. Rollins, Esq.

cc:	Michael A. Martino, Ambit Biosciences Corporation
Thomas A. Coll, Esq., Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM